Annual Report

Cover Page

Name of issuer:

Proper Good, Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 12/11/2019

Physical address of issuer:

1807 W BEALL STREET
Apt A
Bozeman MT 59715

Website of issuer:

http://www.eatpropergood.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$901,912.11	$59,859.59
Cash & Cash Equivalents:	$868,731.15	$59,739.59
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$48,711.46	$0.00
Long-term Debt:	$1,680,867.95	$60,000.00
Revenues/Sales:	$546,106.15	$0.00
Cost of Goods Sold:	$236,766.35	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($827,776.89)	($140.41)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Proper Good, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Christopher Cummins	Proper Good President & CEO	Proper Good	2019
Jennifer Cummins	Proper Good Vice President & CMO	Proper Good	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christopher Cummins	President	2019
Christopher Cummins	CEO	2019
Christopher Cummins	Secretary	2019
Jennifer Cummins	Vice President	2019
Jennifer Cummins	CMO	2019

For three years of business experience, refer to Appendix D: Director & Officer

Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christopher Cummins	3000000.0 Common Stock; Jennifer Cummins and Christopher Cummins are siblings - as a result, each is considered to "beneficially own" the shares of their sibling, and each hold 92.5% voting power.	
Jennifer Cummins (Jane)	1625000.0 Common Stock; Jennifer Cummins and Christopher Cummins are siblings - as a result, each is considered to "beneficially own" the shares of their sibling, and each hold 92.5% voting power.	

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> As with all new product launches, there is inherent risk as to consumer adoption and usage. We have successfully tested the brand and products with our target market, but there is always the risk that consumers do not purchase at the frequency we anticipate, or enjoy the product to the level we expect.
>
> With physical products there are numerous external factors we cannot control, such as shipping prices, seasonal ingredient price fluctuations and ingredient availability, which all have impact on the cost structure and margins of the business.
>
> As Proper Good gains traction we will inevitably see copy cat products and new competitors emerge. The speed and quality of our execution will be crucial to maintaining momentum and a competitive edge, alongside the unique and creative brand approach giving us brand status outside of the product itself.
>
> We are striving to build a lean and capital efficient business to keep finance risk at a minimum but as we seek to find follow-on capital there is, of course, risk that we will not be able to raise what's needed.
>
> As a food Item there will always be risks of product recall and other physical goods related issues. We will always work with highly rated manufacturers to minimize these risks, and maintain the correct insurances, but the risks cannot be entirely mitigated.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
SAFE	$86,570	$86,570	No
Convertible Promissory Note	$750,000	$750,000	No
SAFE	$155,000	$155,000	No
Common Stock	10,000,000	5,125,000	Yes
Convertible Promissory	$730,000	$730,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion

Class of Security	Issuance upon Exercise or Conversion
Warrants:	
Options:	780,405

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	09/29/20
Amount	$730,000.00
Interest rate	3.0% per annum
Discount rate	20.0%
Valuation cap	$5,500,000.00
Maturity date	09/30/23

We have issued $730,000 via this form of convertible note, first capital brought in Dec 2019 and final close was September 2020. The convertible notes have a 3% interest rate per annum. Principal and accrued interest under the convertible notes shall be due and payable on the first to occur of (i) fifteen days following the demand of a note-holder, which demand may not be made prior to thirty-six months from the date of issuance, (ii) a change of control or (iii) an event of default.

All principal and accrued interest under the convertible notes shall automatically convert into shares of equity securities equivalent in all respects to securities sold by the Company in its next equity financing (the "Qualified Financing Securities") involving the receipt by the Company of at least $500,000 in gross proceeds, excluding amounts deemed received on conversion of debt; provided that the securities issued upon conversion of the convertible notes shall have (i) a per share liquidation preference equal to the applicable note conversion price multiplied by any applicable liquidation multiple (1x, 2x, etc.) given to the Qualified Financing Securities, and (ii) equivalent anti-dilution protection and dividend rights based on the applicable note conversion price.

The conversion price of the Notes shall be the lower of (i) 80% of the price per share of the Qualified Financing Securities sold in the applicable financing or (ii) the price per share that would result if the Company's pre-money valuation were $5,500,000 (the "Valuation Cap").

At the election of each convertible note holder or the Majority Holders, outstanding convertible notes may be converted into the Company's common stock upon the earlier of: (A) the consummation of a sale of the Company by merger, asset or stock sale, or other similar transaction, in which case each convertible note will either (i) convert into the right to receive all accrued band unpaid interest plus 1.5 times the principal amount or (ii) convert at the Valuation Cap, or (B) any time after the Final Maturity Date, in which case each Note will convert at 0.8 times the Valuation Cap.

Convertible Note

Issue date	12/14/20
Amount	$750,000.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$10,000,000.00
Maturity date	06/15/22

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2020	Section 4(a)(2)	SAFE	$155,000	General operations
9/2020	Section 4(a)(2)	Convertible Note	$730,000	General operations
12/2020	Regulation D, Rule 506(b)	Convertible Note	$750,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

As busy people, we simply could not find quick and easy meals with ingredients that we approved of. So, we made them. We make seriously tasty meals in transparent pouches so you can see the good stuff - ready to eat in 90-seconds, microwave safe, BPA-free and just $6.99 - $7.99. Get your choice of keto, vegan or low-calorie options shipped directly to your door. Made with functional ingredients such as Bone Broth, Turmeric & Coconut.

We launched to market April 2020 and have since scaled to hundreds of thousands in monthly revenue with a strong of subscription and non-subscription business. Sales are primarly via Direct-to-Consumer vis eatpropergood.com but also with a small amount of Wholesale business. We are quickly expanding meal type and usage occasion in 2021, all under the same Proper Good brand and packaging format. By Year 4 we plan to be a national brand known for quick, easy, honest & healthy meal solutions, all in the same pack format. We will continue to focus on quality ingredients, strong nutritionals and ambient shipping with flexible transparent packaging.

Milestones

Proper Good Inc was incorporated in the State of Delaware in December 2019.

Since then, we have:

- Launched the brand and website in April 2020.

- Built a lean operational setup with minimal capex.

- Launched 8 items to market including soups, broths and chili.

- Grown DTC sales from zero to hundreds of thousands per month.

- Shipped over 100,000 meals and generated 1000's of 5-star reviews.

- Grown repeat customer revenue and new customer revenue month-on-month.

 Developed a strong product roadmap to solidify our meals positioning in 2021.

Historical Results of Operations

Our company was organized in December 2019 and as only 9 months of being in market has limited operational history upon which prospective investors may base an evaluation of performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $546,106.15 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was 56.64% in fiscal year 2020.

- *Assets.* As of December 31, 2020, the Company had total assets of $901,912, including $868,731 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $827,667 and net income of $0 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $1,680,867.95 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019. Liabilities are in the form of convertible debt notes, that will convert to equity at maturity or the trigger events.

Liquidity & Capital Resources

To-date, the company has been financed with $1,635,000 in convertibles across a number of financing events.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise strategic capital in 2021 to provide multiple years of growth. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the current proceeds will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Proper Good Inc cash in hand is $868,731.15, as of December 2020. Over the last three months, revenues have averaged $106,860/month, cost of goods sold has averaged $48,781/month, and operational expenses have averaged $186,612/month, for an average burn rate of $128,533 per month. Our intent is to be profitable in 12 months.

No material changes have occurred as costs of goods remain consistent. Marketing is a high variable cost as we look to scale DTC growth.

Between $200k - $750k in monthly Revenue, cost of goods should stay at the same % level, with incremental benefit to occur beyond that. We are embarking on large and varied new marketing initiatives that will have a large impact on expected marketing costs, efficiency, and revenues.

INSTRUCTIONS TO QUESTION 28. The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.>

Refer to Appendix C, Financial Statements

I, Christopher Cummins, certify that:

(1) the financial statements of Proper Good, Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Proper Good, Inc included in this Form reflects accurately the information reported on the tax return for Proper Good, Inc filed for the most recently completed fiscal year.

Christopher Cummins
Proper Good President & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.eatpropergood.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Christopher Cummins
Jennifer Cummins

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Eat Proper Good Crowd SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Christopher Cummins

Jennifer Cummins

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Proper Good, Inc

By

Christopher Jane

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following

Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jennifer Cummins
_____
Founder/CMO
4/30/2021

Christopher Jane
_____
Founder & CEO
4/30/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.